

Mail Stop 3720

November 20, 2008

Mr. José Luís Magalhães Salazar
Chief Financial Officer
Tele Norte Celular Participações S.A.
Rua Levindo Lopes, 258 – Funcionários
30.140-170, Belo Horizonte – MG, Brazil

> **Re**: **Tele Norte Celular Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 20, 2008**
> **File No. 333-09514-09**

Dear Mr. Salazar:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director